UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 20, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

20 August 2021

ASX Listing Rules Appendix 3Y

Change of Director’s Interest Notice

Name of entities	BHP Group Limited	BHP Group Plc
	ABN 49 004 028 077	REG NO 3196209

We (the entities) give the ASX the following information under listing rule 3.19A. 2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mike Henry

Date of last notice	22 October 2020

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder)	-

Date of change	18 August 2021

No. of securities held prior to change

Ordinary shares:

BHP Group Limited

198,979 – Direct

BHP Group Plc

196,262 – Direct

Options and other rights:

BHP Group Limited

876,663 Maximum number of Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan.

17,420 Deferred Shares (ordinary shares in BHP Group Limited) under the Short Term Incentive Plan.

88,696 Deferred Shares (ordinary shares in BHP Group Limited) under the Cash and Deferred Plan.

Class	Ordinary shares in BHP Group Limited

Number acquired	245,423 ordinary shares of BHP Group Limited

Number disposed	119,072ordinary shares of BHP Group Limited

Value/Consideration	Vesting of 209,780 at nil cost 35,643 Dividend Equivalent Payments in shares at nil cost Sale of 119,072 at AUD$44.53 per share (average)

No. of securities held after change

Ordinary shares:

BHP Group Limited

325,330 – Direct

BHP Group Plc

196,262 – Direct

Options and other rights:

BHP Group Limited

684,303 Maximum number of Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan.

88,696 Deferred Shares (ordinary shares in BHP Group Limited) under the Cash and Deferred Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

The acquisition of:

•   17,420 ordinary shares in BHP Group Limited following the vesting of Deferred Shares under the FY2019 Short Term Incentive Plan;

•   192,360 ordinary shares in BHP Group Limited following the vesting of the 2016 Long Term Incentive Plan awards*; and

•   35,643 ordinary shares in BHP Group Limited in accordance with the Group’s policy on Dividend Equivalent Payments.

An on-market sale of 119,072 BHP Group Limited ordinary shares on the Australian Securities Exchange, made in order to meet expected tax obligations.

* The five-year performance period for the 2016 Long Term Incentive Plan ended on 30 June 2021. Mike Henry’s 2016 Long Term Incentive Plan award comprised 192,360 awards (awarded prior to his appointment as CEO), subject to achievement of the relative Total Shareholder Return performance conditions and any discretion applied by the Remuneration Committee. For the award to vest in full, Total Shareholder Return must exceed a Peer Group Total Shareholder Return (for 67 per cent of the award) and an Index Total Shareholder Return (for 33 per cent of the award) by an average of 5.5 per cent per year for five years, being 30.7 per cent in total compounded over the performance period from 1 July 2016 to 30 June 2021. Total Shareholder Return includes returns to BHP shareholders in the form of share price movements along with dividends paid and reinvested in BHP (including cash and in-specie dividends). BHP’s Total Shareholder Return performance was positive 266.5 per cent over the five-year period from 1 July 2016 to 30 June 2021. This is above the weighted median Peer Group Total Shareholder Return of positive 213.9 per cent and below the Index Total Shareholder Return of positive 99.8 per cent over the same period. This level of performance results in 100 per cent vesting for the 2016 Long Term Incentive Plan awards. The Remuneration Committee considers its discretion carefully each year. It considers performance holistically over the five-year period. Having undertaken this review, the Remuneration Committee chose not to exercise its discretion and allowed 100 per cent of the 2016 Long Term Incentive Plan awards to vest. Further detail in respect of the 2016 Long Term Incentive Plan awards will be provided in BHP’s 2021 Remuneration Report which will be released to shareholders in September 2021.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	-

Nature of interest	-

Name of registered holder (if issued securities)	-

Date of change	-

No. and class of securities to which interest related prior to change	-

Interest acquired	-

Interest disposed	-

Value/Consideration	-

Interest after change	-

Part 3 – Closed period

Were the interests in the securities or contacts detailed above traded during a closed period where prior written consent was required?	No.

If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A

If prior written clearance was provided, on what date was this provided?	N/A

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Stefanie Wilkinson

Contact details	Stefanie Wilkinson Tel: +61 3 9609 2153
Fax: +61 3 9609 3015

20 August 2021

ASX Listing Rules Appendix 3Y

Change of Director’s Interest Notice

Name of entities	BHP Group Limited	BHP Group Plc
	ABN 49 004 028 077	REG NO 3196209

We (the entities) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gary Goldberg

Date of last notice	11 March 2020

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder)	-

Date of change	1. 18 August 2021

2. 19 August 2021

3. 19 August 2021

No. of securities held prior to change	5,000 ADSs (representing 10,000 ordinary shares) in BHP Group Limited

Class	American Depository Shares (ADSs), representing 2 ordinary shares

Number acquired	1. 500 ADSs (representing 1,000 ordinary shares) in BHP Group Limited

2. 200 ADSs (representing 400 ordinary shares) in BHP Group Limited

3. 300 ADSs (representing 600 ordinary shares) in BHP Group Limited

Number disposed	-

Value/Consideration	1. USD 65.500 per ADS

2. USD 62.870 per ADS

3. USD 62.875 per ADS

No. of securities held after change	6,000 ADSs (representing 12,000 ordinary shares) in BHP Group Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Gary Goldberg purchased ADSs representing BHP Group Limited ordinary shares to contribute to his BHP Minimum Shareholding Requirement.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	-

Nature of interest	-

Name of registered holder (if issued securities)	-

Date of change	-

No. and class of securities to which interest related prior to change	-

Interest acquired	-

Interest disposed	-

Value/Consideration	-

Interest after change	-

Part 3 – Closed period

Were the interests in the securities or contacts detailed above traded during a closed period where prior written consent was required?	No.

If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A

If prior written clearance was provided, on what date was this provided?	N/A

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Stefanie Wilkinson

Contact details	Stefanie Wilkinson Tel: +61 3 9609 2153
Fax: +61 3 9609 3015

20 August 2021

ASX Listing Rules Appendix 3Y

Change of Director’s Interest Notice

Name of entities	BHP Group Limited	BHP Group Plc
	ABN 49 004 028 077	REG NO 3196209

We (the entities) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Christine O’Reilly

Date of last notice	15 October 2020

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder)	-

Date of change	20 August 2021

No. of securities held prior to change	7,000 ordinary shares in BHP Group Limited

Class	Ordinary shares

Number acquired	2,000 ordinary shares in BHP Group Limited

Number disposed	-

Value/Consideration	AUD 44.39 per share (average)

No. of securities held after change	9,000 ordinary shares in BHP Group Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Christine O’Reilly purchased BHP Group Limited ordinary shares to contribute to her BHP Minimum Shareholding Requirement.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	-

Nature of interest	-

Name of registered holder (if issued securities)	-

Date of change	-

No. and class of securities to which interest related prior to change	-

Interest acquired	-

Interest disposed	-

Value/Consideration	-

Interest after change	-

Part 3 – Closed period

Were the interests in the securities or contacts detailed above traded during a closed period where prior written consent was required?	No.

If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A

If prior written clearance was provided, on what date was this provided?	N/A

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Stefanie Wilkinson

Contact details	Stefanie Wilkinson Tel: +61 3 9609 2153
Fax: +61 3 9609 3015

BHP Group Limited ABN 49 004 028 077	BHP Group Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 554 757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: August 20, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary